

February 20, 2009

Richard Rinberg
Chief Executive Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

> **Re:** **Zion Oil & Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 29, 2009**
> **File Number 333-157077**

Dear Mr. Rinberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Cover Page

1. The paragraph that begins "Indicate by check mark whether the registrant is . . ." and the check boxes that immediately follow this paragraph are missing from your

cover page.   Amend your filing to include the missing text as set forth in Form S-3.   Please also check the appropriate box to indicate your filing status. See Form S-3 at http://www.sec.gov/about/forms/secforms.htm.

2. In determining whether the company qualifies as a "smaller reporting company" as defined under Rule 12b-2 of the Exchange Act, please refer to Item 10(f) of Regulation S-K and to Section III.E of Release No. 33-8876.   Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Section III.F.3 of Release No. 33-8876.

Prospectus Summary, page 3

3. Under a separate heading and paragraph, please discuss the substantial doubt regarding your ability to continue as a going concern and your history of losses. Please also include cross-references to the related risk factors on pages 7 and 8.

The Rights Offering, page 16

Right to Amend Terms of Offering, page 18

4. Please disclose examples of what you contemplate to be "significant" amendments to the terms of this offering. We note your disclosure that you "reserve the right to amend the terms of this offering" and that if you "make an amendment that [you] consider significant, [you] will extend the expiration date and offer all subscribers the right to revoke any subscription submitted prior to such amendment upon the terms and conditions [you] set forth in the amendment."

Information Incorporated by Reference, page 28

5. We note that your financial statements from your Form 10-KSB for the year ended December 31, 2007 are incorporated by reference in this filing. Please update your financial statements as required by Article 3 of Regulation S-X. If you are filing as a "smaller reporting company", refer to the requirements of Article 8 of Regulation S-X. Please also update the related consents.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Timothy S. Levenberg
        Tracey L. McNeil

        <u>Via Facsimile</u>
        David Aboudi, Esq.
        011 972 9 764 4834